Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

to Preliminary Prospectus Supplement dated September 26, 2019 and

Registration Statement No. 333-215574 dated January 17, 2017

(as amended by Post-Effective Amendment No. 1 dated May 21, 2019)

Final Term Sheet

Sabra Health Care Limited Partnership

Sabra Capital Corporation

3.900% Senior Notes due 2029

September 26, 2019

This term sheet is qualified in its entirety by reference to the preliminary prospectus supplement dated September 26, 2019, including the documents incorporated by reference therein (the “Preliminary Prospectus Supplement”) and the accompanying base prospectus of Sabra Health Care Limited Partnership and Sabra Capital Corporation dated January 17, 2017. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information therein. Capitalized terms used in this term sheet, but not defined herein, have the meanings given to them in the Preliminary Prospectus Supplement.

Other information (including financial information) presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein.

Terms Applicable to the 3.900% Senior Notes due 2029

Issuers(1):	Sabra Health Care Limited Partnership (the “Operating Partnership”) and Sabra Capital Corporation (“Sabra Capital”, and together with the Operating Partnership, the “Issuers”)

Guarantor:	Sabra Health Care REIT, Inc. (“Sabra”)

Title of Securities:	3.900% Senior Notes due 2029 (the “Notes”)

Ratings (Moody’s / S&P / Fitch) (2):	Ba1 / BBB- / BBB-

Principal Amount:	$350,000,000

Trade Date:	September 26, 2019

Settlement Date(3):	October 7, 2019 (T+7)

Final Maturity Date:	October 15, 2029

Record Dates:	April 1 and October 1 of each year

Interest Payment Dates:	April 15 and October 15 of each year

First Interest Payment Date:	April 15, 2020

Public Offering Price:	98.490% of principal amount

Net Proceeds (before expenses):	$341,740,000

Coupon (Interest Rate):	3.900% per annum

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Price / Yield:	99-14+ / 1.685%

Spread to Benchmark Treasury:	+240 basis points

Yield to Maturity:	4.085%

Optional Redemption:

Make-Whole Call:	Comparable Treasury Price plus 40 bps (prior to July 15, 2029)

Par Call:	On or after July 15, 2029 (three months prior to maturity)

CUSIP / ISIN Numbers:	CUSIP: 78572X AG6 / ISIN: US78572XAG60

Joint Book-Running Managers:	Wells Fargo Securities, LLC
Morgan Stanley & Co. LLC
SMBC Nikko Securities America, Inc.
BBVA Securities Inc.
Fifth Third Securities, Inc.
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
Scotia Capital (USA) Inc.

Co-Managers:	BNP Paribas Securities Corp.
Credit Agricole Securities (USA) Inc.
KeyBanc Capital Markets Inc.
RBC Capital Markets, LLC
Regions Securities LLC
Stifel, Nicolaus & Company, Incorporated
SunTrust Robinson Humphrey, Inc.
The Huntington Investment Company

(1)

We intend to issue an irrevocable notice of redemption for all of our 5.375% Senior Notes due 2023 (the “2023 Notes”) prior to issuance of the Notes. Upon redemption of the 2023 Notes, Sabra Capital will no longer be obligated under the 4.80% Senior Notes due 2024, at which time Sabra Capital will be automatically released from its obligations under the Notes.

(2)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(3)

We expect that delivery of the Notes will be made to investors on or about October 7, 2019, which will be the seventh business day following the Trade Date (such settlement being referred to as “T+7”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the Trade Date or the next four succeeding business days will be required, by virtue of the fact that the Notes initially settle in T+7, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the Trade Date or the next four succeeding business days should consult their own advisors.

The Issuers and Sabra have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuers and Sabra have filed with the SEC for more complete information about the Issuers, Sabra and this offering. You may retrieve these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuers, Sabra, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, or SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.

3